Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2005	2004	2003

NET INCOME
Net income (loss) applicable to common shares for basic earnings per share	$(1,573,772)	$659,770	$(1,773,198)

Net income (loss) applicable to common shares for diluted earnings per share	$(1,573,772)	$659,770	$(1,773,198)

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,211,629	1,218,913	1,219,750

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	-*	31,506	-*

Total shares for diluted earnings per share	1,211,629	1,250,419	1,219,750

Basic Earnings Per Common Share	$(1.30)	$.54	$(1.45)

Diluted Earnings Per Common Share	$(1.30)	$.53	$(1.45)

* Net effect of stock options was antidilutive for the period.